

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

September 24, 2007

Via U.S. mail and facsimile

Mr. Eugenio Arteaga Infante
Chief Financial Officer
Masisa S.A.
Av. Apoquindo 3650; Piso 10
Las Condes, Santiago, Chile

>   **RE: Form 20-F for the fiscal year ended December 31, 2006**
>   **File No. 001-32555**

Dear Mr. Arteaga:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. Some of our comments refer to US GAAP literature. If your accounting under Chilean GAAP differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US GAAP reconciliation footnote. These revisions should be included in your future filings.

Operating and Financial Review and Prospects

Contractual Obligations, page 83

2. Please revise your table of contractual obligations to disclose the assumptions made to derive amounts disclosed as interest debt payments. Please also revise to include contractual obligations associated with new plant construction projects and payments due in connection with your hedging contracts.

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-8

3. Please disclose your accounting policy for shipping and handing costs. Please refer to EITF 00-10.

4. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling expenses and general and administrative expenses line items. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

   • in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
   • in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as general and administrative expenses.

Note 23 – Differences Between Chilean and United States Generally Accepted Accounting Principles

General

5. For all income statement periods presented, please revise to include a statement of cash flows prepared in accordance with SFAS 95 or IAS 7. Alternatively, you could furnish, in a note to your financial statements, a quantified description of the material differences between cash flows reported in your primary financial statements and the cash flows that would be reported in a US GAAP statement of cash flows. Refer to Item 17(c)(2)(iii) of Form 20-F and Instruction 4 to Item 17.

f) Segment Information, page F-62

6. Please revise your segment disclosures to present intercompany items separate from other items. Please also revise to quantify the extent to which each of your segments is doing business with each other segment for each period presented.

7. As a related matter, please revise your segment MD&A disclosures to discuss the business reasons for the changes between periods in the "other" segment.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Eugenio Arteaga Infante
Masisa S.A.
September 24, 2007
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief